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                                                                      Exhibit 99

                         [SHERWIN WILLIAMS LETTERHEAD]



Cleveland, Ohio, August 8, 2001 -- The Sherwin-Williams Company (NYSE: SHW) today announced that Larry J. Pitorak, Chief Financial Officer, has left the Company to pursue other business interests, effective August 8, 2001. Mr. Pitorak, who also held the titles of Senior Vice President-Finance and Treasurer, has been Chief Financial Officer since 1991. He joined Sherwin-Williams in 1973 and has held various financial positions within the Company as well as serving as General Counsel from 1986 to 1991.

Christopher M. Connor, Chairman of the Board and Chief Executive Officer, commenting on Mr. Pitorak's departure, said "Larry Pitorak has a very productive career with The Sherwin-Williams Company. I have been privileged to work with Larry in various assignments throughout our careers and appreciate the support and assistance he has provided the Company."

The Company also announced the appointment of Sean P. Hennessy to the position of Chief Financial Officer, Senior Vice President-Finance and Treasurer. Mr. Hennessy joined the Company in 1984 and has served the Company in many different roles, including: Controller, Paint Stores Group; Business Unit Manager, Chemical Coatings; Vice President-Information Services and most recently as Vice President and Controller, Consumer Group. "Sean Hennessy will bring to the Chief Financial Officer role strong financial and technology skills as well as demonstrated business acumen. Sean has taken on some of the biggest challenges in our organization and has consistently improved results and processes. I am pleased that we are able to have such a strong internal candidate for this role, which reflects our ongoing commitment to internal management development and succession," commented Mr. Connor.


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